Exhibit 99.1

FinVolution Group Reports Fourth Quarter and Fiscal Year 2024 Unaudited Financial Results

-Full Year 2024 Transaction Volume reached RMB206.2 billion, up 6.1% year-over-year-

-Full Year 2024 International Transaction Volume exceeded RMB10.1 billion, up 27.8% year-over-year-

-Full Year International Revenues reached RMB2.5 billion, up 18.5% year-over-year and representing 19.4% of total net revenues-

SHANGHAI, March 17, 2025 /PRNewswire/ – FinVolution Group (“FinVolution” or the “Company”) (NYSE: FINV), a leading fintech platform in China, Indonesia and the Philippines, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2024.

	For the Three Months Ended/As of		YoY Change	For the Full Year Ended / As of December 31,		YoY Change
	December 31, 2023	December 31, 2024		2023	2024
Total Transaction Volume (RMB in billions)[1]	52.4	56.9	8.6%	194.3	206.2	6.1%
Transaction Volume (China’s Mainland)[2]	50.1	54.0	7.8%	186.4	196.1	5.2%
Transaction Volume (International)[3]	2.3	2.9	26.1%	7.9	10.1	27.8%
Total Outstanding Loan Balance (RMB in billions)	67.4	71.5	6.1%	67.4	71.5	6.1%
Outstanding Loan Balance (China’s Mainland)[4]	66.1	69.8	5.6%	66.1	69.8	5.6%
Outstanding Loan Balance (International)[5]	1.3	1.7	30.8%	1.3	1.7	30.8%

Fourth Quarter 2024 China Market Operational Highlights

●	Cumulative registered users[6] reached 172.6 million as of December 31, 2024, an increase of 10.9% compared with December 31, 2023.
●	Cumulative borrowers[7] reached 26.8 million as of December 31, 2024, an increase of 6.3% compared with December 31, 2023.
●	Number of unique borrowers[8] for the fourth quarter of 2024 was 2.1 million, an increase of 0.3% compared with the same period of 2023.
●	Transaction volume[2] reached RMB54.0 billion for the fourth quarter of 2024, an increase of 7.8% compared with the same period of 2023.
●	Transaction volume facilitated for repeat individual borrowers[9] for the fourth quarter of 2024 was RMB46.7 billion, an increase of 9.1% compared with the same period of 2023.
●	Outstanding loan balance[4] reached RMB69.8 billion as of December 31, 2024, an increase of 5.6% compared with December 31, 2023.
●	Average loan size[10] was RMB11,466 for the fourth quarter of 2024, compared with RMB9,044 for the same period of 2023.
●	Average loan tenure[11] was 8.0 months for the fourth quarter of 2024, compared with 8.2 months for the same period of 2023.
●	90 day+ delinquency ratio[12] was 2.13% as of December 31, 2024.

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Fourth Quarter 2024 International Market Operational Highlights

●	Cumulative registered users[13] reached 35.7 million as of December 31, 2024, an increase of 45.1% compared with December 31, 2023.
●	Cumulative borrowers[14] for the international market reached 7.0 million as of December 31, 2024, an increase of 45.8% compared with December 31, 2023.
●	Number of unique borrowers[15] for the fourth quarter of 2024 was 1.6 million, an increase of 87.9% compared with the same period of 2023.
●	Number of new borrowers[16] for the fourth quarter of 2024 was 0.7 million, an increase of 118.4% compared with the same period of 2023.
●	Transaction volume[3] reached RMB2.9 billion for the fourth quarter of 2024, an increase of 26.1% compared with the same period of 2023.
●	Outstanding loan balance[5] reached RMB1.7 billion as of December 31, 2024, an increase of 30.8% compared with December 31, 2023.
●	International business revenue was RMB739.3 million (US$101.3 million) for the fourth quarter of 2024, an increase of 22.8% compared with the same period of 2023, representing 21.4% of total revenue for the fourth quarter of 2024.

Fourth Quarter 2024 Financial Highlights

●	Net revenue was RMB3,456.7 million (US$473.6 million) for the fourth quarter of 2024, compared with RMB3,223.6 million for the same period of 2023.
●	Net profit was RMB680.8 million (US$93.3 million) for the fourth quarter of 2024, compared with RMB528.8 million for the same period of 2023.
●	Non-GAAP adjusted operating income[17], which excludes share-based compensation expenses before tax, was RMB822.0 million (US$112.6 million) for the fourth quarter of 2024, compared with RMB547.0 million for the same period of 2023.
●	Diluted net profit per American depositary share (“ADS”) was RMB2.61 (US$0.36) and diluted net profit per share was RMB0.52 (US$0.07) for the fourth quarter of 2024, compared with RMB1.92 and RMB0.38 for the same period of 2023, respectively.
●	Non-GAAP diluted net profit per ADS was RMB2.74 (US$0.38) and non-GAAP diluted net profit per share was RMB0.55 (US$0.08) for the fourth quarter of 2024, compared with RMB2.04 and RMB0.41 for the same period of 2023, respectively. Each ADS of the Company represents five Class A ordinary shares of the Company.

_________________________

1 Represents the total transaction volume facilitated in China’s Mainland and the international markets on the Company’s platforms during the period presented.

2 Represents our transaction volume facilitated in China’s Mainland during the period presented. During the fourth quarter, RMB19.9 billion were facilitated under the capital-light model, for which the Company does not bear principal risk.

3 Represents our transaction volume facilitated in markets outside China’s Mainland during the period presented.

4 Outstanding loan balance (China’s Mainland) as of any date refers to the balance of outstanding loans in China’s Mainland market excluding loans delinquent for more than 180 days from such date. As of December 31, 2024, RMB26.6 billion were facilitated under the capital-light model, for which the Company does not bear principal risk.

5 Outstanding loan balance (international) as of any date refers to the balance of outstanding loans in the international markets excluding loans delinquent for more than 30 days from such date.

6 On a cumulative basis, the total number of users in China’s Mainland market registered on the Company’s platform as of December 31, 2024.

7 On a cumulative basis, the total number of borrowers in China’s Mainland market registered on the Company’s platform as of December 31, 2024.

8 Represents the total number of borrowers in China’s Mainland who have successfully borrowed on the Company’s platform during the period presented.

9 Represents the transaction volume facilitated for repeat borrowers in China’s Mainland who successfully completed a transaction on the Company’s platform during the period presented.

10 Represents the average loan size on the Company’s platform in China’s Mainland during the period presented.

11 Represents the average loan tenor on the Company’s platform in China’s Mainland during the period presented.

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12 “90 day+ delinquency ratio” refers to the outstanding principal balance of loans, excluding loans facilitated under the capital-light model, that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of loans, excluding loans facilitated under the capital-light model on the Company’s platform as of a specific date. Loans that originated outside China’s Mainland are not included in the calculation.

13 On a cumulative basis, the total number of users registered on the Company’s platforms outside China’s Mainland market, as of December 31, 2024.

14 On a cumulative basis, the total number of borrowers on the Company’s platforms outside China’s Mainland market, as of December 31, 2024.

15 Represents the total number of borrowers outside China’s Mainland who have successfully borrowed on the Company platforms during the period presented.

16 Represents the total number of new borrowers outside China’s Mainland whose transactions were facilitated on the Company’s platforms during the period presented.

17 Please refer to “UNAUDITED Reconciliation of GAAP And Non-GAAP Results” for reconciliation between GAAP and Non-GAAP adjusted operating income.

18 Change in Presentation of Consolidated Statements of Cash Flows During the fourth quarter of 2024, the Company elected to change its presentation of the cash flows associated with funds held for customers from operating activities to present them as financing activities and funds paid on behalf of customers from operating activities to present them as investing activities within its Consolidated Statements of Cash Flows. Prior periods’ balances have been adjusted to conform to the current period presentation.

Mr. Tiezheng Li, Vice Chairman and Chief Executive Officer of FinVolution, commented, “Through strong execution of our Local Excellence, Global Outlook strategy, we successfully navigated 2024’s challenges and continued to deliver progressive growth in the China market while driving rapid growth in the international markets. Cumulatively, we served 33.8 million borrowers with an increase of 3.9 million new borrowers across all our markets.”

“With solid progress across numerous operational metrics, our total transaction volume grew to RMB206.2 billion while total outstanding loan balance grew to RMB 71.5 billion for the full year, both metrics up by 6.1% year-over-year, respectively. These healthy results validate our deep commitment to our diversification into the international markets, underscoring, the effectiveness of our Local Excellence, Global Outlook strategy,” concluded Mr. Li.

Mr. Jiayuan Xu, Chief Financial Officer of FinVolution, continued, “For the first time, transaction volume in the international markets exceeded RMB10.1 billion for the full year while outstanding loan balance reached RMB1.7 billion, up 27.8% and 30.8% year-over-year respectively. Contributions from international revenue in the fourth quarter grew further to RMB739.3 million, up 22.8% year-over-year and accounting for 21.4% of total revenue. These positive developments reaffirm the value and effectiveness of our international diversification. Driven by strong and consistent business growth, our net revenues for the fourth quarter reached RMB3,456.7 million, up 7.2% year-over-year”.

“As part of our unwavering commitment to delivering value to shareholders through business growth and capital return, we deployed approximately US$160.4 million in 2024. This compromised, US$90.2 million for share repurchases and US$70.2 million for dividend distributions, representing a total payout ratio of approximately 49.1%. Since 2018, we have consistently returned value to our shareholders through our capital return program, including both share repurchases and dividend distributions, demonstrating our dedication to sustainable shareholder value creation,” concluded Mr. Xu.

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Fourth Quarter 2024 Financial Results

Net revenue for the fourth quarter of 2024 was RMB3,456.7 million (US$473.6 million), compared with RMB3,223.6 million for the same period of 2023. This increase was primarily due to the increase in loan facilitation service fees and other revenue.

Loan facilitation service fees were RMB1,344.8 million (US$184.2 million) for the fourth quarter of 2024, compared with RMB1,107.4 million for the same period of 2023. The increase was primarily due to the increase in the transaction volume.

Post-facilitation service fees were RMB460.5 million (US$63.1 million) for the fourth quarter of 2024, compared with RMB495.4 million for the same period of 2023. This decrease was primarily due to the rolling impact of deferred transaction fees in the China market.

Guarantee income was RMB1,205.5 million (US$165.2 million) for the fourth quarter of 2024, compared with RMB1,267.5 million for the same period of 2023. This decrease was primarily due to the increased proportion of capital light business in China’s market, as well as the rolling impact of deferred guarantee income. The fair value of quality assurance commitment upon loan origination is released as guarantee income systematically over the term of the loans subject to quality assurance commitment.

Net interest income was RMB217.9 million (US$29.9 million) for the fourth quarter of 2024, compared with RMB227.4 million for the same period of 2023.This decrease was primarily due to the decrease in the average outstanding loan balances of on-balance sheet loans in the international markets, offset by the increase of outstanding loan balance in the China market.

Other revenue was RMB228.0 million (US$31.2 million) for the fourth quarter of 2024, compared with RMB125.8 million for the same period of 2023. This increase was primarily due to the increase in the contributions from other revenue streams.

Origination, servicing expenses and other costs of revenue were RMB664.0 million (US$91.0 million) for the fourth quarter of 2024, compared with RMB563.1 million for the same period of 2023. This increase was primarily due to the increase in facilitation costs and loan collection expenses as a result of higher outstanding loan balances.

Sales and marketing expenses were RMB531.5 million (US$72.8 million) for the fourth quarter of 2024, compared with RMB491.4 million for the same period of 2023, as a result of our more proactive customer acquisition efforts focusing on quality borrowers in both China and the international markets.

Research and development expenses were RMB126.3 million (US$17.3 million) for the fourth quarter of 2024, compared with RMB127.6 million for the same period of 2023.

General and administrative expenses were RMB112.6 million (US$15.4 million) for the fourth quarter of 2024, compared with RMB115.2 million for the same period of 2023. This decrease was primarily due to the improvements in operating efficiency.

Provision for accounts receivable and contract assets was RMB95.1 million (US$13.0 million) for the fourth quarter of 2024, compared with RMB36.4 million for the same period of 2023. The increase was primarily due to higher transaction loan volume in the international markets.

Provision for loans receivable was RMB64.3 million (US$8.8 million) for the fourth quarter of 2024, compared with RMB107.6 million for the same period of 2023. This decrease was primarily due to the decrease in the loan volume and the outstanding loan balances of on-balance sheet loans in the international markets.

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Credit losses for quality assurance commitment were RMB1,075.0 million (US$147.3 million) for the fourth quarter of 2024, compared with RMB1,269.5 million for the same period of 2023. The decrease was primarily due to the decrease in the proportion of risk bearing loans and the improvement in credit risk performance.

Operating profit was RMB787.9 million (US$107.9 million) for the fourth quarter of 2024, compared with RMB512.8 million for the same period of 2023.

Non-GAAP adjusted operating income, which excludes share-based compensation expenses before tax, was RMB822.0 million (US$112.6 million) for the fourth quarter of 2024, compared with RMB547.0 million for the same period of 2023.

Other income was RMB25.9 million (US$3.6 million) for the fourth quarter of 2024, compared with RMB67.6 million for the same period of 2023. The decrease was mainly due to the decrease in government subsidies.

Income tax expense was RMB133.1 million (US$18.2 million) for the fourth quarter of 2024, compared with RMB51.6 million for the same period of 2023. This increase was mainly due to the increase in pre-tax profit and the change in effective tax rate.

Net profit was RMB680.8 million (US$93.3 million) for the fourth quarter of 2024, compared with RMB528.8 million for the same period of 2023.

Net profit attributable to ordinary shareholders of the Company was RMB680.7 million (US$93.3 million) for the fourth quarter of 2024, compared with RMB524.6 million for the same period of 2023.

Diluted net profit per ADS was RMB2.61 (US$0.36) and diluted net profit per share was RMB0.52 (US$0.07) for the fourth quarter of 2024, compared with RMB1.92 and RMB0.38 for the same period of 2023 respectively.

Non-GAAP diluted net profit per ADS was RMB2.74 (US$0.38) and non-GAAP diluted net profit per share was RMB0.55 (US$0.08) for the fourth quarter of 2024, compared with RMB2.04 and RMB0.41 for the same period of 2023 respectively. Each ADS represents five Class A ordinary shares of the Company.

As of December 31, 2024, the Company had cash and cash equivalents of RMB4,672.8 million (US$640.2 million) and short-term investments, mainly in wealth management products and term deposits, of RMB2,832.4 million (US$388.0 million).

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The following chart shows the historical cumulative 30-day plus past due delinquency rates by loan origination vintage for loan products facilitated through the Company’s platform in China’s Mainland as of December 31, 2024. Loans facilitated under the capital-light model, for which the Company does not bear principal risk, are excluded from the chart.

Fiscal Year 2024 Financial Results

Net revenue for 2024 was RMB13,065.8 million (US$1,790.0 million), compared with RMB12,547.4 million in 2023.

Loan facilitation service fees were RMB4,694.4 million (US$643.1 million) for 2024, compared with RMB4,520.5 million in 2023. The increase was primarily due to the increase in transaction volume.

Post-facilitation service fees were RMB1,740.2 million (US$238.4 million) for 2024, compared with RMB1,969.7 million in 2023. This decrease was primarily due to the rolling impact of deferred transaction fees in the China market.

Guarantee income was RMB5,085.3 million (US$696.7 million) for 2024, compared with RMB4,479.0 million in 2023. This increase was primarily due to the increased outstanding loan balance of off-balance sheet loans in the international markets, as well as the rolling impact of deferred guarantee income. The fair value of quality assurance commitment upon loan origination is released as guarantee income systematically over the term of the loans subject to quality assurance commitment.

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Net interest income was RMB853.8 million (US$117.0 million) for 2024, compared with RMB1,049.4 million in 2023.This decrease was primarily due to the decrease in the average outstanding loan balances of on-balance sheet loans in the international markets.

Other revenue was RMB692.1 million (US$94.8 million) for 2024, compared with RMB528.9 million in 2023. This increase was primarily due to the increase in the contributions from other revenue streams.

Origination, servicing expenses and other costs of revenue were RMB2,381.8 million (US$326.3 million) for 2024, compared with RMB2,111.5 million in 2023. This increase was primarily due to the increase in facilitation costs and loan collection expenses as a result of higher outstanding loan balances.

Sales and marketing expenses were RMB2,014.3 million (US$276.0 million) for 2024, compared with RMB1,887.4 million in 2023, as a result of our more proactive customer acquisition efforts focusing on quality borrowers in both China and the international markets.

Research and development expenses were RMB496.7 million (US$68.1 million) for 2024, compared with RMB511.0 million in 2023. This decrease was primarily due to our improvements in technology development efficiency.

General and administrative expenses were RMB413.5 million (US$56.7 million) for 2024, compared with RMB390.0 million in 2023. This increase was primarily due to the increased benefits we provided to our employees.

Provision for accounts receivable and contract assets was RMB317.0 million (US$43.4 million) for 2024, compared with RMB253.9 million in 2023. This increase was primarily due to the decrease in provisions from other third-party platforms in 2023.

Provision for loans receivable was RMB320.0 million (US$43.8 million) for 2024, compared with RMB586.8 million in 2023. This decrease was primarily due to the decreases in the transaction volume and the outstanding loan balances of on-balance sheet loans in the international markets.

Credit losses for quality assurance commitment were RMB4,587.3 million (US$628.5 million) for 2024, compared with RMB4,422.8 million in 2023. The increase was primarily due to the increased outstanding loan balances of off-balance sheet loans in the international markets and offset by the decrease in the proportion of risk bearing loans in China.

Operating profit was RMB2,535.1 million (US$347.3 million) for 2024, compared with RMB2,383.9 million in 2023.

Non-GAAP adjusted operating income, which excludes share-based compensation expenses before tax, was RMB2,679.2 million (US$367.0 million) for 2024, compared with RMB2,500.3 million in 2023.

Other income was RMB310.1 million (US$42.5 million) for 2024, compared with RMB394.7 million in 2023. The decrease was mainly due to the decrease in government subsidies.

Income tax expense was RMB457.4 million (US$62.7 million) for 2024, compared with RMB395.1 million in 2023. This increase was mainly due to the increase in pre-tax profit and the change in effective tax rate.

Net profit was RMB2,387.8 million (US$327.1 million) for 2024, compared with RMB2,383.5 million in 2023.

Net profit attributable to ordinary shareholders of the Company was RMB2,383.1 million (US$326.5 million) for 2024, compared with RMB2,340.8 million in 2023.

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Shares Repurchase Update

For the full year of 2024, the Company deployed a total of US$90.2 million to repurchase its own Class A ordinary shares in the form of ADSs in the market. As of December 31, 2024, in combination with the Company’s historical and existing share repurchase programs, the Company had cumulatively repurchased its own Class A ordinary shares in the form of ADSs with a total aggregate value of approximately US$370.0 million since 2018.

Business Outlook

While the macroeconomic recovery continued to gain traction with pockets of improvement since the beginning of 2024, uncertainties persist in the markets in which we operate. The Company has observed encouraging signs of recovery and will continue to closely monitor macro conditions across our Pan-Asian markets and remain prudent in our business operations. The Company expects its full-year 2025 total revenue guidance to be in the range of approximately RMB14.4 billion to RMB15.0 billion, representing year-over-year growth of approximately 10.0% to 15.0%.

The above forecast is based on the current market conditions and reflects the Company’s current preliminary views and expectations on market and operational conditions and the regulatory and operating environment, as well as customers’ and institutional partners’ demands, all of which are subject to change.

Board Composition Update

The board of directors of the Company has approved that Mr. Simon Tak Leung Ho, who has served as a director of the Company since November 2020, will transition to the role of an independent director. Mr. Ho currently serves as the chief financial officer for GoTo Group, Indonesia. Prior to joining GoTo Group, Mr. Ho served as chief financial officer for Maya Group, Philippines from April 2023 to July 2024, chief financial officer of Tianxia Technology from August 2021 to September 2022 and chief financial officer for FinVolution Group from September 2016 to November 2020. Mr. Ho also served in various positions at Citigroup Global Markets Asia Limited from 2008 to 2016 including managing director and head of Asian financials research. Mr. Ho received his bachelor’s degree in engineering from Northwestern University, Illinois. Mr. Ho is also a Chartered Financial Analyst.

Conference Call

The Company’s management will host an earnings conference call at 8:30 PM U.S. Eastern Time on March 17, 2025 (8:30 AM Beijing/Hong Kong Time on March 18, 2025).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
Canada (toll free):	+1-855-669-9657
International:	+1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	+852-3018-4992
Mainland, China:	400-120-1203

Participants should dial in at least five minutes before the scheduled start time and ask to be connected to the call for “FinVolution Group.”

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Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.finvgroup.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until March 24, 2025, by dialing the following telephone numbers:

United States (toll free):	+1-877-344-7529
Canada (toll free):	+1-855-669-9658
International:	+1-412-317-0088
Replay Access Code:	2187762

About FinVolution Group

FinVolution Group is a leading fintech platform with strong brand recognition in China, Indonesia and the Philippines, connecting borrowers of the young generation with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platforms, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of December 31, 2024, the Company had 208.3 million cumulative registered users across China, Indonesia and the Philippines.

For more information, please visit https://ir.finvgroup.com

Use of Non-GAAP Financial Measures

We use non-GAAP adjusted operating income, non-GAAP operating margin, non-GAAP net profit, non-GAAP net profit attributable to FinVolution Group, and non-GAAP basic and diluted net profit per share and per ADS which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. We believe that these non-GAAP financial measures help identify underlying trends in our business by excluding the impact of share-based compensation expenses and expected discretionary measures. We believe that non-GAAP financial measures provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP adjusted operating income, non-GAAP operating margin, non-GAAP net profit, non-GAAP net profit attributable to FinVolution Group, and non-GAAP basic and diluted net profit per share and per ADS are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider it in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

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Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2993 to US$1.00, the rate in effect as of December 31, 2024 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Capital Markets

Jimmy Tan, IRC

Tel: +86 (21) 8030-3200 Ext. 8601

E-mail: ir@xinye.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: finv@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: finv@tpg-ir.com

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FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of December 31,
	2023	2024
	RMB	RMB	USD
Assets
Cash and cash equivalents	4,969,319	4,672,772	640,167
Restricted cash	1,800,071	2,074,300	284,178
Short-term investments	2,960,821	2,832,382	388,035
Investments	1,135,133	1,173,003	160,701
Quality assurance receivable, net of credit loss allowance for quality assurance receivable of RMB529,392 and RMB426,949 as of December 31, 2023 and December 31, 2024, respectively	1,755,615	1,639,591	224,623
Intangible assets	98,692	137,298	18,810
Property, equipment and software, net	140,933	623,792	85,459
Loans receivable, net of credit loss allowance for loans receivable of RMB214,550 and RMB226,467 as of December 31, 2023 and December 31, 2024, respectively	1,127,388	4,157,621	569,592
Accounts receivable and contract assets, net of credit loss allowance for accounts receivable and contract assets of RMB310,394 and RMB290,267 as of December 31, 2023 and December 31, 2024, respectively	2,208,538	2,405,880	329,604
Deferred tax assets	1,624,325	2,513,865	344,398
Right of use assets	38,110	36,826	5,045
Prepaid expenses and other assets	3,384,317	1,289,380	176,644
Goodwill	50,411	50,411	6,906
Total assets	21,293,673	23,607,121	3,234,162
Liabilities and Shareholders’ Equity
Deferred guarantee income	1,882,036	1,515,950	207,684
Liability from quality assurance commitment	3,306,132	2,964,116	406,082
Payroll and welfare payable	261,528	290,389	39,783
Taxes payable	207,477	705,928	96,712
Short-term borrowings	5,756	5,594	766
Funds payable to investors of consolidated trusts	436,352	796,122	109,068
Contract liability	5,109	10,185	1,395
Deferred tax liabilities	340,608	491,213	67,296
Accrued expenses and other liabilities	941,899	1,245,184	170,590
Leasing liabilities	35,878	28,765	3,941
Total liabilities	7,422,775	8,053,446	1,103,317
Commitments and contingencies
FinVolution Group Shareholders’ equity
Ordinary shares	103	103	14
Additional paid-in capital	5,748,734	5,815,437	796,712
Treasury stock	(1,199,683)	(1,765,542)	(241,878)
Statutory reserves	762,472	852,723	116,823
Accumulated other comprehensive income	80,006	92,626	12,689
Retained Earnings	8,357,153	10,208,717	1,398,588
Total FinVolution Group shareholders’ equity	13,748,785	15,204,064	2,082,948
Non-controlling interest	122,113	349,611	47,897
Total shareholders’ equity	13,870,898	15,553,675	2,130,845
Total liabilities and shareholders’ equity	21,293,673	23,607,121	3,234,162

11

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2023	2024		2023	2024
	RMB	RMB	USD	RMB	RMB	USD

Operating revenue:
Loan facilitation service fees	1,107,434	1,344,799	184,237	4,520,504	4,694,380	643,127
Post-facilitation service fees	495,431	460,465	63,083	1,969,705	1,740,241	238,412
Guarantee income	1,267,515	1,205,502	165,153	4,478,995	5,085,296	696,683
Net interest income	227,426	217,927	29,856	1,049,379	853,779	116,967
Other Revenue	125,791	227,999	31,236	528,862	692,128	94,821
Net revenue	3,223,597	3,456,692	473,565	12,547,445	13,065,824	1,790,010
Operating expenses:
Origination, servicing expenses and other cost of revenue	(563,142)	(663,982)	(90,965)	(2,111,515)	(2,381,839)	(326,311)
Sales and marketing expenses	(491,381)	(531,530)	(72,819)	(1,887,442)	(2,014,254)	(275,952)
Research and development expenses	(127,605)	(126,257)	(17,297)	(510,986)	(496,740)	(68,053)
General and administrative expenses	(115,209)	(112,570)	(15,422)	(390,022)	(413,548)	(56,656)
Provision for accounts receivable and contract assets	(36,413)	(95,132)	(13,033)	(253,948)	(317,049)	(43,436)
Provision for loans receivable	(107,562)	(64,346)	(8,815)	(586,843)	(320,013)	(43,842)
Credit losses for quality assurance commitment	(1,269,514)	(1,074,955)	(147,268)	(4,422,802)	(4,587,254)	(628,451)
Total operating expenses	(2,710,826)	(2,668,772)	(365,619)	(10,163,558)	(10,530,697)	(1,442,701)
Operating profit	512,771	787,920	107,946	2,383,887	2,535,127	347,309
Other income, net	67,633	25,945	3,554	394,698	310,123	42,487
Profit before income tax expense	580,404	813,865	111,500	2,778,585	2,845,250	389,796
Income tax expenses	(51,572)	(133,110)	(18,236)	(395,100)	(457,405)	(62,664)
Net profit	528,832	680,755	93,264	2,383,485	2,387,845	327,132
Less: Net profit/(loss) attributable to non-controlling interest shareholders	4,273	50	7	42,650	4,699	644
Net profit attributable to FinVolution Group	524,559	680,705	93,257	2,340,835	2,383,146	326,488
Foreign currency translation adjustment, net of nil tax	8,855	249,597	34,195	27,769	234,012	32,060
Total comprehensive income attributable to FinVolution Group	533,414	930,302	127,452	2,368,604	2,617,158	358,548
Weighted average number of ordinary shares used in computing net income per share
Basic	1,342,940,746	1,266,235,809	1,266,235,809	1,374,713,018	1,287,853,207	1,287,853,207
Diluted	1,367,430,282	1,303,393,465	1,303,393,465	1,402,947,561	1,320,229,492	1,320,229,492
Net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.39	0.54	0.07	1.70	1.85	0.25
Diluted	0.38	0.52	0.07	1.67	1.81	0.25
Net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equal five ordinary shares)
Basic	1.95	2.69	0.37	8.51	9.25	1.27
Diluted	1.92	2.61	0.36	8.34	9.03	1.24

12

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS18

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended December 31,			Year Ended December 31,
	2023	2024		2023	2024
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by operating activities	45,284	299,509	41,033	1,360,872	2,893,160	396,361
Net cash provided by/(used in) investing activities	(104,246)	(745,555)	(102,141)	1,411,992	(2,295,816)	(314,526)
Net cash provided by/(used in) financing activities	(1,030,417)	255,302	34,976	(2,505,002)	(622,715)	(85,312)
Effect of exchange rate changes on cash and cash equivalents	(4,975)	5,406	741	22,441	3,053	419
Net increase/ (decrease) in cash, cash equivalent and restricted cash	(1,094,354)	(185,338)	(25,391)	290,303	(22,318)	(3,058)
Cash, cash equivalent and restricted cash at beginning of period	7,863,744	6,932,410	949,736	6,479,087	6,769,390	927,403
Cash, cash equivalent and restricted cash at end of period	6,769,390	6,747,072	924,345	6,769,390	6,747,072	924,345

13

FinVolution Group

UNAUDITED Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2023	2024		2023	2024
	RMB	RMB	USD	RMB	RMB	USD

Net Revenues	3,223,597	3,456,692	473,565	12,547,445	13,065,824	1,790,010
Less: total operating expenses	(2,710,826)	(2,668,772)	(365,619)	(10,163,558)	(10,530,697)	(1,442,701)
Operating Income	512,771	787,920	107,946	2,383,887	2,535,127	347,309
Add: share-based compensation expenses	34,215	34,064	4,667	116,407	144,052	19,735
Non-GAAP adjusted operating income	546,986	821,984	112,613	2,500,294	2,679,179	367,044

Operating Margin	15.9%	22.8%	22.8%	19.0%	19.4%	19.4%
Non-GAAP operating margin	17.0%	23.8%	23.8%	19.9%	20.5%	20.5%
Non-GAAP adjusted operating income	546,986	821,984	112,613	2,500,294	2,679,179	367,044
Add: other income, net	67,633	25,945	3,554	394,698	310,123	42,487
Less: income tax expenses	(51,572)	(133,110)	(18,236)	(395,100)	(457,405)	(62,664)
Non-GAAP net profit	563,047	714,819	97,931	2,499,892	2,531,897	346,867
Less: Net profit/(loss) attributable to non-controlling interest shareholders	4,273	50	7	42,650	4,699	644
Non-GAAP net profit attributable to FinVolution Group	558,774	714,769	97,924	2,457,242	2,527,198	346,223

Weighted average number of ordinary shares used in computing net income per share
Basic	1,342,940,746	1,266,235,809	1,266,235,809	1,374,713,018	1,287,853,207	1,287,853,207
Diluted	1,367,430,282	1,303,393,465	1,303,393,465	1,402,947,561	1,320,229,492	1,320,229,492
Non-GAAP net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.42	0.56	0.08	1.79	1.96	0.27
Diluted	0.41	0.55	0.08	1.75	1.91	0.26
Non-GAAP net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equal five ordinary shares)
Basic	2.08	2.82	0.39	8.94	9.81	1.34
Diluted	2.04	2.74	0.38	8.76	9.57	1.31

14